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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-14
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                          PRE-EFFECTIVE AMENDMENT NO. 1
                        POST-EFFECTIVE AMENDMENT NO.
                                      AND

              REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                  ACT OF 1940
                                AMENDMENT NO. 48
                             VANGUARD MONEY MARKET
                                 RESERVES, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

           100 VANGUARD BLVD., (P.O. BOX 876) VALLEY FORGE, PA 19482
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                  REGISTRANT'S TELEPHONE NUMBER (610) 669-6000

                        RAYMOND J. KLAPINSKY, SECRETARY
                      VANGUARD MONEY MARKET RESERVES, INC.
                       100 VANGUARD BLVD., (P.O. BOX 876)
                             VALLEY FORGE, PA 19482
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

     No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

   IT IS PROPOSED THAT THIS AMENDMENT BECOME EFFECTIVE ON OCTOBER 18, 1995,
           PURSUANT TO RULE 488(A) UNDER THE SECURITIES ACT OF 1933.

     THE REGISTRANT HAS REGISTERED AN INDEFINITE NUMBER OF SHARES UNDER THE SECURITIES ACT OF 1933 PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940. THE REGISTRANT'S MOST RECENT 24F-2 NOTICE FOR ITS FISCAL YEAR NOVEMBER 30, 1994 WAS FILED WITH THE COMMISSION ON JANUARY 30, 1995.

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                      VANGUARD MONEY MARKET RESERVES, INC.

                             CROSS-REFERENCE SHEET
           PURSUANT TO RULE 488 (A) UNDER THE SECURITIES ACT OF 1933

                            N-14
                        ITEM NUMBER                                    CAPTION IN PROSPECTUS
    Item 1.   Beginning of Registration Statement and
              Outside Front Cover Page of Prospectus........   Cover Page of Registration Statement;
                                                               Front Cover Prospectus
    Item 2.   Beginning and Outside Back Cover Page of
              Prospectus....................................   Table of Contents
    Item 3.   Synopsis Information and Risk Factors.........   Summary
    Item 4.   Information About the Transaction.............   Summary; The Proposed Reorganization;
                                                               Additional Information About the
                                                               Proposed Reorganization
    Item 5.   Information About the Registrant..............   Prospectus Cover Page; Summary; The
                                                               Proposed Reorganization; Additional
                                                               Information on the Fund and Vanguard
                                                               Institutional Money Market Fund;
                                                               Condensed Financial Information;
                                                               Performance Summary; Information
                                                               Filed with the Securities and
                                                               Exchange Commission.
    Item 6.   Information About the Company Being
              Acquired......................................   Summary; The Proposed Reorganization;
                                                               Additional Information on the Fund
                                                               and Vanguard Institutional Money
                                                               Market Fund; Performance Summary;
                                                               Condensed Financial Information;
                                                               Information Filed with the Securities
                                                               and Exchange Commission.
    Item 7.   Voting Information............................   Notice of Special Meeting of
                                                               Shareholders; Summary; Proposed
                                                               Reorganization; Additional
                                                               Information About Proposed
                                                               Reorganization;
                                                               Vote Required
    Item 8.   Interest of Certain Persons and Experts.......   Additional Information About the
                                                               Proposed Reorganization
    Item 9.   Additional Information Required for Reoffering
              by Persons Deemed to be Underwriters..........   Not Applicable

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   VANGUARD INSTITUTIONAL PORTFOLIOS -- INSTITUTIONAL MONEY MARKET PORTFOLIO
                         VANGUARD MONEY MARKET RESERVES

                    COMBINED PROXY STATEMENT AND PROSPECTUS

                               TABLE OF CONTENTS


                                                                                            PAGE
                                                                                         ----------
Cover Page.............................................................................           2
Notice of Special Meeting of Shareholders..............................................           3
Approval or Disapproval of the Proposed Reorganization.................................           4
Summary................................................................................           4
     Comparison of the Institutional Portfolio and the Prime Portfolio.................           4
     The Proposed Reorganization.......................................................           6
Additional Information about the Proposed Reorganization...............................           7
     Reasons for the Proposed Reorganization...........................................           7
     The Plan of Reorganization........................................................           8
     Expenses of the Reorganization....................................................           8
     Tax Consequences..................................................................           9
     Shareholders' Rights..............................................................           9
Capitalization.........................................................................           9
Additional Information on the Institutional Portfolio and Vanguard Money Market
  Reserves.............................................................................          10
     The Institutional Portfolio.......................................................          10
     Vanguard Money Market Reserves....................................................          10
     The Vanguard Group................................................................          12
     Litigation........................................................................          18
Performance Summary....................................................................          13
Financial Statements and Experts.......................................................          15
Information filed with the Securities and Exchange Commission..........................          16
Vote Required..........................................................................          16
Other Matters..........................................................................          16
Agreement and Plan of Reorganization...................................................   Exhibit I
Vanguard Money Market Reserves Prospectus..............................................  Exhibit II


(LOGO)G
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                               PART A & PART B


Parts A and B of the Fund's Registration Statement which were filed on Form N-14 on August 18, 1995 (Post-Effective Amendment No. 45 under the Securities Act of 1933, File No. 2-52698) are hereby incorporated by reference in their entirety.

                      VANGUARD MONEY MARKET RESERVES, INC.
                      REGISTRATION STATEMENT ON FORM N-14
                                     PART C
                               OTHER INFORMATION

ITEM 15. INDEMNIFICATION

     Article TENTH of the Registrant's Amended and Restated Articles of Incorporation provides as follows:

     "TENTH: (a) The corporation shall indemnify its directors and officers to the fullest extent allowed, and in the manner provided, by Maryland law, including the advancing of expenses incurred in connection therewith. Such indemnification shall be in addition to any other right or claim to which any director or officer may otherwise be entitled. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have had the power to indemnify such liability.

     (b) Nothing in this Article protects or purports to protect, or may be interpreted or construed to protect, any director or officer against any liability to the corporation or its security holders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

     (c) Each section or portion thereof of this Article shall be deemed severable from the remainder, and the invalidity of any such section or portion shall not affect the validity of the remainder of this Article."

ITEM 16. EXHIBITS

      (1) Amended and Restated Articles of Incorporation of Registrant.*
      (2) Amended and Restated By-Laws of Registrant.*
      (3) Not applicable.
      (4) Agreement and Plan of Reorganization dated September --, 1995, filed as part of the Combined Proxy Statement and Prospectus.*
      (5) Specimen stock certificate of Registrant.*
      (6) Investment Advisory Agreement.*
      (7) Not applicable.
      (8) Not applicable.
      (9) Copy of Custodian Agreement with CoreStates Bank, N.A.*
     (10) Not applicable.
     (11) Not applicable.
     (12) Opinion of Stradley, Ronon, Stevens & Young relating to Federal tax matters.***
     (13) Not applicable.
     (14) Consent of Price Waterhouse LLP.**
     (15) Not applicable.
     (16) Not applicable.
     (17) Not applicable.
---------------
  * Previously Filed.
 ** Filed Herewith.
*** To Be Filed.

ITEM 17. UNDERTAKINGS

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of this Rule 145(c) of the Securities Act the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
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     (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The undersigned registrant agrees that it will file with the Commission the Opinion of Stradley, Ronon, Stevens & Young relating to federal tax matters, within a reasonable time after the tax opinion that will be delivered in connection with the Proposed Reorganization has been received by the undersigned registrant.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant hereby has duly caused this Pre-Effective Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Valley Forge and the Commonwealth of Pennsylvania, on the 18th day of September, 1995.


     VANGUARD MONEY MARKET RESERVES, INC.

BY: (Raymond J. Klapinsky) John C. Bogle*, Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

BY: (Raymond J. Klapinsky)
     John C. Bogle*, Chairman of the Board,
     Director and Chief Executive Officer

    September 18, 1995


BY: (Raymond J. Klapinsky)
     John J. Brennan*, Director and President

     September 18, 1995


BY: (Raymond J. Klapinsky)
     Barbara B. Hauptfuhrer*, Director

     September 18, 1995


BY: (Raymond J. Klapinsky)
     Burton G. Malkiel*, Director

     September 18, 1995


BY: (Raymond J. Klapinsky)
     Bruce K. MacLaury*, Director

     September 18, 1995


BY: (Raymond J. Klapinsky)
     John C. Sawhill*, Director

     September 18, 1995


BY: (Raymond J. Klapinsky)
     James O. Welch, Jr.*, Director

     September 18, 1995


BY: (Raymond J. Klapinsky)
     J. Lawrence Wilson*, Director

     September 18, 1995


BY: (Raymond J. Klapinsky)
     Richard F. Hyland*, Treasurer and Principal
     Financial Officer and Accounting Officer

     September 18, 1995


BY: Raymond J. Klapinsky
    Raymond J. Klapinsky*, Secretary

     September 18, 1995


*By Power of Attorney. See File Number 2-14336, January 23, 1990. Incorporated by Reference.